EXHIBIT 99.1

NEWS RELEASE

MERVYN PIDHERNEY, PRESIDENT OF PIDHERNEY’S INC.
JOINS BOARD OF DIRECTORS OF INTERCEPT ENERGY SERVICES INC.

April 23, 2014 - VANCOUVER, BRITISH COLUMBIA--- INTERCEPT ENERGY SERVICES INC. ("Intercept" or the "Company") - TSX Venture: IES  -OTC:BB – IESCF -is pleased to announce the appointment of Mr. Mervyn Pidherney to the Board of Directors effective April 22, 2014.

Mr. Pidherney is an established independent contractor with over 45 years of industry experience beginning in 1964 when he launched his Company providing services for projects such as the Husky Ram River gas plant. His success soon grew and by 2011 he was awarded the contract for the design and construction of 88 Kilometers of fusible potable water pipes from Athabasca to Wandering River. He received the 2013 Prairies Entrepreneur of the Year for the Energy Services Sector.

Mr Pidherney is the founder, President and CEO of Pidherney’s Inc. (Formerly Pidherney’s Trucking Ltd.) one of the largest and most experienced lease builders in the oil and gas industry for Western Canada. Pidherney’s has a 40 year history of providing a complete start to finish service for all oil and gas production company needs including:

• Road building to drilling site	• Construction of landfills	• Portable camps

• Construction material supplied	• Drill pad construction	• Waste disposal

• Heavy equipment transportation	• Remediation and reclamation	• Oilfield towing

The Company welcomes Mr. Pidherney to the Board of Directors and looks forward to a closer working relationship to help achieve the targeted growth we envision for 2014. He has been working with Intercept throughout the last year and his appointment to the Board will add considerable strength to the Company’s operational and management teams with his expertise in the oil and gas industry.

INTERCEPT ENERGY SERVICES INC. (http://interceptenergy.ca)

Intercept Energy Services Inc. is an oilfield service company primarily focused on servicing oil and gas companies, including their fracking operations.  The Company operates a growing number of proprietary, highly efficient and economical water heating units in Western Canada and North Dakota making our technology the safest and most environmentally friendly heating units available.

For More information please contact

RANDY HAYWARD, PRESIDENT	or	BUCHALTER CONSULTING
Phone: 250-247-8689 or 604-687-8855		Toll free 1 866 631 6537
rhayward@interceptenergy.ca		stan.buchalter@buchalterconsulting.ca

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Suite 600-666 Burrard Street Vancouver BC V6C 3P6
Phone: 604-687-8855